   UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For February 10, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

RESIGNATION OF NON EXECUTIVE DIRECTOR

Johannesburg. Friday, 10 February 2017. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) announces, in compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, the resignation of Cathie Markus as independent non-executive director of the company with effect from 9 February 2017.

The chairman of Harmony, Patrice Motsepe, said: “I would like to express my gratitude and the gratitude of the board to Cathie Markus for her contribution to the Harmony board over the past ten years.”

Mrs Markus said that she had spent many years on the Harmony board and would like to pursue other interests.

Ends

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

10 February 2017

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 10, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director